SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 1)(1)

                            Great Lakes REIT, Inc.
                 ---------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
                 ---------------------------------------------
                        (Title of Class of Securities)


                                  390752 10 3
                 ---------------------------------------------
                                (CUSIP Number)


                                Alan S. Pearce
                Robinson Silverman Pearce Aronsohn & Berman LLP
                          1290 Avenue of the Americas
                           New York, New York 10104
                           Tel. No.:  (212) 541-2000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 15, 1997
                 ---------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



____________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 390752 10 3
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WELLSFORD KARPF ZARRILLI VENTURES, L.L.C.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /_/
                                                       (b)  /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS

     AF
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         /_/
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
_________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           1,000,000(1)

SHARES         _________________________________________________

BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               _________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           1,000,000(1)

PERSON         _________________________________________________
               10   SHARED DISPOSITIVE POWER
WITH
                    0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000(1)
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        /_/
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.44%(1)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     OO
_________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

_________________
(1) Includes 350,000 shares of Common Stock ("Common Shares") purchased on August 20, 1996, 309,615 Common Shares purchased on October 3, 1996, 40,385 Common Shares purchased on October 9, 1996, and 300,000 Common Shares purchased on November 19, 1996, all pursuant to a Stock Purchase Agreement, dated as of August 20, 1996, as amended.

     This Statement, filed by Wellsford Karpf Zarrilli Ventures, L.L.C., constitutes Amendment No. 1 to the Statement on Schedule 13D relating to the shares of Common Stock, par value $.01 per share (the "Common Shares"), and the shares of Class A Convertible Preferred Stock (the "Preferred Shares") of Great Lakes REIT Inc., a Maryland corporation ("Great Lakes"), originally filed by Wellsford Karpf Zarrilli Ventures, L.L.C. on August 30, 1996. The Preferred Shares originally purchased by Wellsford Karpf Zarrilli Ventures, L.L.C. were automatically cancelled pursuant to the terms of the Preferred Shares upon the consummation of an initial public offering by Great Lakes of newly issued Common Shares in May, 1997.

Item 2.   Identity and Background.

     Item 2 is restated in its entirety to read as follows:

     This Schedule 13D is being filed by Wellsford Karpf Zarrilli Ventures, L.L.C. ("WKZV"), a Delaware limited liability company, with a principal business and principal office located at c/o Edward Lowenthal, 201 Hamilton Road, Ridgewood, New Jersey 07450. WKZV was formed for the purpose of entering into the Stock Purchase Agreement described in Item 6 of this
Schedule 13D, and to acquire, own, manage, transfer and otherwise deal in and with the Common Shares and Preferred Shares of Great Lakes and any securities received in exchange therefor or as a distribution to the holders thereof.

     The members (the "Members") of WKZV are: (i) Mr. Edward Lowenthal ("Lowenthal"), with a business address at c/o Wellsford Residential Property Trust, 610 Fifth Avenue, New York, New York 10020, (ii) Mr. Jeffrey H. Lynford ("Lynford"), with a business address at c/o Wellsford Residential Property Trust, 610 Fifth Avenue, New York, New York 10020, (iii) Mr. Steven A. Karpf ("Karpf"), with a business address at c/o Karpf, Zarrilli & Co. Incorporated, 730 Fifth Avenue, Suite 900, New York, New York 10019, (iv) Mr. Frederick P. Zarrilli ("Zarrilli"), with a business address at c/o Karpf, Zarrilli & Co. Incorporated, 730 Fifth Avenue, Suite 900, New York, New York 10019, (v) Mr. William M. Cockrum, with an address at 666 Sarbonne Road, Los Angeles, California 90077, in his capacity as trustee on behalf of the William M. Cockrum Trust dated 8/1/79, a trust for the benefit of Mr. Cockrum, (vi) Mr. Lynford, in his capacity as a trustee on behalf of The Du Bois Children's Trust, a trust for the benefit of the family of Rodney F. Du Bois; (vii) B-B Associates ("B-B Associates"), a New York general partnership, (viii) 540 Associates, LLC ("540 Associates"), a Delaware limited liability company, (ix) Mr. Peter Paris, with an address at 798 Eleventh Avenue, New York, New York 10109, in his capacity as a trustee on behalf of The Victor H. Potamkin Charitable Trust, a charitable trust, (xi) Mr. Thomas R. Teague and (xi) Mr. John R. Carmichael III.

     The business and affairs of WKZV are managed and directed by Messrs. Lowenthal, Lynford, Karpf and Zarrilli, who are the managers (the "Managers") of WKZV. Certain major decisions, including the decision to sell, transfer or otherwise dispose of the Common Shares owned by WKZV, may only be made in conjunction with Blackacre.

     Edward Lowenthal and Jeffrey H. Lynford are currently the President and Chairman of the Board, respectively, of Wellsford Real Properties, Inc. ("Wellsford"), a Maryland corporation engaged in the acquisition, rehabilitation, development, financing and management of real estate. The address of Wellsford is 610 Fifth Avenue, New York, New York 10020. Steven A. Karpf and Frederick P. Zarrilli are President and Executive Vice President, respectively, of Karpf, Zarrilli & Co. Incorporated, a Delaware corporation engaged in real estate investment banking. The address of Karpf, Zarrilli & Co. Incorporated is 730 Fifth Avenue, Suite 900, New York, New York 10019.

     The managing member of Blackacre is Blackacre Capital Management Corp., a Delaware corporation. Mr. Jeffrey Citrin is the President, sole director and sole shareholder of Blackacre Capital Management Corp. The address of the principal business and office of both Blackacre and Blackacre Capital Management Corp. is 950 Third Avenue, New York, New York 10022. Blackacre and Blackacre Capital Management Corp. are primarily engaged in the investment in personal property and securities. The business address of Jeffrey Citrin, a United States citizen, is 950 Third Avenue, New York, New York 10022 and his present principal employment is as President of Blackacre Capital Management Corp.

     The address of the principal business and principal office of B-B Associates is c/o Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. The principal business of B-B Associates is participation in various investments.

     The address of the principal business and principal office of 540 Associates is 540 Madison Avenue, New York, New York 10104. The principal business of 540 Associates is investments.

     The business address of Thomas R. Teague, a United States citizen, is 5950 Berkshire Lane, Dallas, Texas 75225 and his present principal employment is as Chairman of the Board of Westwood Residential Company and affiliates, which has a business address of 5950 Berkshire Lane, Dallas, Texas 75225.

     The business address of John R. Carmichael III, a United States citizen, is 5950 Berkshire Lane, Dallas, Texas 75225, and his present principal employment is as President of Westwood Residential Company and affiliates, which has a business address of 5950 Berkshire Lane, Dallas, Texas 75225.

     Neither WKZV nor, to the knowledge of WKZV, any of the Members, Blackacre Capital Management Corp. or Jeffrey Citrin has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in its or his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds

     Item 3 is restated in its entirety to read as follows:

     Pursuant to a Stock Purchase Agreement described more fully in Item 6 below, WKZV acquired an aggregate of 1,000,000 Common Shares and an aggregate of 54,339 Preferred Shares for a total purchase price of $13,000,000, payable in cash. On August 20, 1996, WKZV purchased 350,000 Common Shares and 19,019 Preferred Shares for a total purchase price of $4,550,000 paid in cash, and on October 3, 1996, WKZV purchased an additional 309,615 Common Shares and an additional 16,825 Preferred Shares for a total purchase price of $4,024,995 in cash. On October 9, 1996, WKZV purchased an additional 40,385 Common Shares and an additional 2,194 Preferred Shares for a total purchase price of $525,005 in cash, and on November 19, 1996, WKZV purchased the remaining 300,000 Common Shares and the remaining 16,301 Preferred Shares for a total purchase price of $3,900,000 in cash.

     The funds used by WKZV to purchase the Company Shares and the Preferred Shares came from capital contributions made by the Members. WKZV has pledged 76,923 Common Shares to Emigrant Savings Bank, a New York banking corporation, to secure loans made by Emigrant Savings Bank to Messrs. Lowenthal, Lynford, Karpf and Zarrilli, the proceeds of which have been contributed to WKZV by Messrs. Lowenthal, Lynford, Karpf and Zarrilli.

     The Preferred Shares purchased by WKZV were automatically cancelled pursuant to the terms of the Preferred Shares upon the consummation of an initial public offering by Great Lakes of newly issued Common Shares in May, 1997.

Item 5.   Interest in the Securities of the Issuer

     Item 5 is restated in its entirety to read as follows:

     By reason of the execution of the Stock Purchase Agreement described more fully in Item 6 below, WKZV currently owns 1,000,000 Common Shares, constituting approximately 6.44% of the outstanding Common Shares. This percentage reflects the recent public sale of Common Shares by Great Lakes, which resulted in Great Lakes having outstanding as of May 15, 1997 an aggregate of 15,526,623 Common Shares. WKZV has sole voting and dispositive power with respect to the Common Shares acquired by WKZV pursuant to the Stock Purchase Agreement.

     Other than WKZV's acquisition of Common Shares pursuant to the Stock Purchase Agreement described in Item 6 below, neither WKZV nor, to the knowledge of WKZV, any of the Members or any of the persons listed on Schedule I hereto, presently owns any Common Shares or has effected any transaction in the Common Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The first two paragraphs of Item 6 are restated in their entirety to read as follows:

     Great Lakes and each of WKZV, Fortis Benefits Insurance Company, Morgan Stanley Institutional Fund, Inc. -- U.S. Real Estate Portfolio, Morgan Stanley SIVAC Subsidiary SA, Logan, Inc., and Pension Trust Account No. 104972 Held by Bankers Trust Company as Trustee (WKZV and all of such other investors are collectively referred to herein as the "Investors") entered into a Stock Purchase Agreement dated as of August 20, 1996 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, as amended, WKZV purchased an aggregate of 1,000,000 Common Shares and 54,339 Preferred Shares in four separate closings for an aggregate purchase price of $13,000,000 in cash. The first closing was held on August 20, 1996 at which time WKZV purchased 350,000 Common Shares and 19,019 Preferred Shares for $4,550,000 in cash. The second closing was held on October 3, 1996, at which time WKZV purchased 309,615 Common Shares and 16,825 Preferred Shares for $4,024,995 in cash. The third closing was held on October 9, 1996, at which time WKZV purchased 40,385 Common Shares and 2,194 Preferred Shares for $525,005 in cash. The fourth closing was held on November 19, 1996, at which time WKZV purchased 300,000 Common Shares and 16,301 Preferred Shares for $3,900,000 in cash.

     The Preferred Shares purchased by WKZV pursuant to the Stock Purchase Agreement were automatically cancelled pursuant to the terms of the Preferred Shares upon the consummation of an initial public offering by Great Lakes of newly issued Common Shares in May, 1997.

Item 7.   Material to be Filed as Exhibits

     Not applicable

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 30, 1997


                              WELLSFORD KARPF ZARRILLI
                                VENTURES, L.L.C.



                              By:  /s/ Edward Lowenthal
                                 -------------------------
                              Name:  Edward Lowenthal
                              Title:  Manager